Exhibit 99.1

NewLead Holdings Ltd. Announces a 1-for-300 Reverse Split of Common Shares

Hamilton, BERMUDA, March 4, 2016 - NewLead Holdings Ltd. (OTC Pink: NEWLD) ("NewLead" or the "Company") announced today that a 1-for-300 reverse stock split of its common shares has been approved by the Company’s Board of Directors and by written consent of the a majority of NewLead’s shareholders in an effort to meet all the requirements to uplist to OTCQB marketplace. The reverse split will be effective upon commencement of trading today, March 4, 2016.

The reverse split will consolidate every three hundred common shares into one common share, par value of $0.00001 per share. As a result of the reverse stock split, the number of common shares outstanding will be reduced from 7,376,409,881, to approximately 24,588,033 shares, subject to rounding up of all fractional shares to the nearest whole share. In respect to the underlying common shares associated with any derivative securities, such as warrants, options and convertible notes, the conversion and exercise prices and number of common shares issuable generally will be adjusted in accordance to the 1:300 ratio. The number of authorized common shares and preferred shares of NewLead will not be affected by the reverse split.

NewLead's transfer agent, VStock Transfer, LLC (“VStock”), will also act as exchange agent for the reverse stock split. After the reverse split takes effect, shareholders will receive information from VStock regarding the process for exchanging their common shares. VStock will notify shareholders of record that hold physical certificates as of the effective time to transmit outstanding share certificates, and, unless requested, will subsequently issue new book entry statements of holding representing one post-split common share for every three hundred common shares held of record as of the effective time. Shareholders that currently hold common shares in book entry form will receive updated statements of holding reflecting the reverse split and need not take any action.

NewLead's common shares will begin trading on a split adjusted basis when the market opens on March 4, 2016. On that date and for 20 trading days thereafter the Company's common shares will trade under the ticker symbol "NEWLD" to provide notice of the reverse stock split. After this period, the symbol will change to "NEWLF” to denote Foreign Issuer.

About NewLead Holdings Ltd.

NewLead Holdings Ltd. is an international vertically integrated shipping, logistics and commodity company providing ideal solutions for seaborne transportation of dry bulk commodities and petroleum products through owned and managed vessels. NewLead controls a fleet of nine vessels, including four dry bulk and five tanker vessels and manages one third party tanker vessel. NewLead is a Securities and Exchange Commission (“SEC”) reporting Foreign Private Issuer in compliance with applicable SEC rules and regulations and current in its SEC reporting, utilizing U.S. Generally Accepted Accounting Principles’ financial reporting standards. NewLead's common shares are traded under the symbol "NEWLD" on the OTC Pink Current marketplace. To learn more about NewLead Holdings Ltd., please visit NewLead’s website at www.newleadholdings.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as "anticipate," "estimate," "project," "plan," and "expect," are intended to be ''forward-looking" statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as the creditworthiness of our counterparties, the reliability of reserve reports, our ability to extract or acquire coal to fulfill contracts, the consummation of conditional contracts, future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead's filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor and Media Relations:

Elisa Gerouki

NewLead Holdings Ltd.

Telephone: + 30 213 014 8023

Email: egerouki@newleadholdings.com

# # #